SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                        TOUPS TECHNOLOGY LICENSING, INC.
                                (Name of Issuer)

                          $.001 par value Common Stock
                         (Title of Class of Securities)

                                   89155A 10 3
                                 (CUSIP Number)

       Mark Clancy, 7887 Bryan Dairy Road, Suite 105, Largo, Florida 33777
                                 (727)-548-0918
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                      End of Fiscal Year December 31, 1998
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.[ ]

CUSIP No. 89155A 10 3

 (1)     Names of Reporting Persons I.R.S. Identification Nos. of Above Persons

         Leon H. Toups
         Mark C. Clancy
         Michael P. Toups

 (2)     Check the Appropriate Box if a Member of a Group (See Instructions)

         (a)      None.
         (b)      None.

(3)      SEC Use Only

(4)      Source of Funds

              The  securities   reported  herein  were  acquired  by  the  named
         individuals upon incorporation in August, 1997 and as payment in lieu of compensation during 1998.

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

         None.

(6)      Citizenship or Place of Organization

               Messrs. Leon Toups, Mark Clancy and Michael Toups are all natural citizens of the United States.

(7) - (11) Number of Shares

                        (7)         (8)       (9)        (10)         (11)
                Sole Voting  Shared Voting    Sole      Shared Aggregate Amount
                    Power       Power      Dispositive Dispositive Beneficially
                Beneficially   by Each       Power       Power    Owned by each
                   Owned      Reporting                        Reporting Person
                               Person
Leon H. Toups       4,006,680     0        4,006,680       0        4,006,680
Mark C. Clancy      2,383,340     0        2,383,340       0        2,383,340
Michael P. Toups    2,383,340     0        2,383,340       0        2,383,340
Jerry Kammerer      1,660,000     0        1,660,000       0        1,660,000


(12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares

              No share rights were excluded from row 11.

(13)     Percent of Class Represented by Amount in Row (11)

              55%

(14)     Type of Reporting Person (See Instructions)

         Leon Toups - IN, HC
         Mark  Clancy - IN, HC
         Michael  Toups - IN, HC
         Jerry Kammerer - IN

Item 1  Security and Issuer

         Title of the class of equity securities:              Common

         Name and address of principal executive offices:7887 Bryan Dairy Road,
                                                         Suite 101, Largo,
                                                         Florida 33777

Item 2 - Identify and Background

         Name                  Principal
         Residence            Occupation           1        2       Citizenship
         ---------            ----------           -        -       -----------

         Leon H. Toups      President, CEO        None     None        USA
         418 Harbor Drive  Toups Technology
         Largo, Fl 33770

         Mark C. Clancy        Executive VP        None    None        USA
         4706 Barrett Court  Toups Technology
         Tampa, Fl 33617

         Michael P. Toups       VP, Finance        None     None        USA
         400 Palm Ave        Toups Technology
         Largo, Fl 33770

         Jerry Kammerer          Unemployed         None     None       USA

          1. "None" means during the last five years, such person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors);

         2. "None" means during the last five years, the named individual was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor is the named individual subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject o, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Fund or Other Consideration

              Shares  were  issued  at   inception  at  par  value  in  lieu  of
consideration.

Item 4  - Purpose of Transaction

              All named individuals included in this report received all common shares in lieu of compensation. There are no plans or proposals applicable to the reporting persons which relate to or would result in:

          a. The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

         b.   An  extraordinary   corporate  transaction,   such  as  a  merger,
              reorganization or liquidation, involving the issuer or any of its subsidiaries;

          c. A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

         d. Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          e. Any material change in the present capitalization or dividend policy of the issuer;

         f. Any other material change in the issuer's business or corporate structure, including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940;

         g.   Changes   in  the   issuer's   charter,   bylaws  or   instruments
              corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

         h. Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         i. A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

         j. Any action similar to any of those enumerated above.

Item 5 - Interest in Securities of the Issuer.

         a. As of December 31, 1998, th4e Registrant has 18,794,258 common shares of which 55% (fifty-five percent) is represented by the reporting persons named in Item 1.

         b.      Individual    Sole Voting Power         Shared Voting Power

                 Leon Toups         4,006,680                     0
                 Mark Clancy        2,383,340                     0
                 Michael Toups      2,383,340                     0
                 Jerry Kammerer     1,660,000                     0

          c. Since inception of the Company in July 1997, Messrs., Leon Toups, Mark Clancy and Michael Toups have not engaged in any resales nor received shares of the registrant not reported herein. The following relates to resales which are known by the Company which were executed exclusively for Mr. Jerry Kammerer. The Company was not involved in nor participated with any of Mr. Kammerer's sales of stock:

                      1.  Jerry Kammerer

                      2.  November 22, 1998 - present

                      3.  180,000 Shares

                      4.  Ranging from $1.875 - $2.00

                    5. Shares were sold through the over-the-counter bulletin board

                      6.  Not applicable

                      7.  Not applicable

Item 6 - Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         Not applicable.

Item 7 - Material to be Filed as Exhibits.

          None.

                                    Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date                 January 28, 1998
Signature            S/S LEON H. TOUPS
Name/Title           Leon H. Toups, President and Chief Executive Officer

Date                 January 28, 1998
Signature            S/S MARK CLANCY
Name/Title           Mark C. Clancy, Executive Vice President

Date                 January 28, 1998
Signature            S/S MICHAEL P. TOUPS
Name/Title:          Michael P. Toups, Vice President, Finance